UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
ANNUAL REPORT

☒	PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

or

TRANSITION REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to__________

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
(Full title of the plan)

Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan
and address of its principal executive office)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

AMPER, POLITZINER & MATTIA, LLP

Report of Independent Registered Public Accounting Firm

To the 401(k) Administrative Committee of
Sterling Bancorp/Sterling National Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2010
New York, New York

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31,

	2009	2008

Investments at Fair Value:
Sterling Bancorp Common Stock	$2,827,276	$5,130,162
Guaranteed Interest Accounts	838,645	720,081
Pooled Separate Accounts	12,839,121	10,833,866
Mutual Funds	3,526,721	1,697,466
Participant Loans	704,454	442,056

	20,736,217	18,823,631

Cash	7,554	7,047

Contributions Receivable:
Participant	80,929	—
Employer	15,510	671,000

	96,439	671,000

Net Assets Available for Benefits	$20,840,210	$19,501,678

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2009	2008

Additions to/Deductions from Net Assets Attributable to:

Investment Income (Loss):
Interest and Dividends	$298,874	$358,280
Net Depreciation in Fair Value of Investments	(202,026)	(4,896,925)

	96,848	(4,538,645)

Contributions:
Participant	2,544,720	2,457,379
Rollovers	238,111	333,633
Employer	265,009	899,485

	3,047,840	3,690,497

Benefits Paid to Participants	(1,792,042)	(2,787,487)
Administrative Expenses	(14,114)	(1,984)

	(1,806,156)	(2,789,471)

Net Increase (Decrease) Prior to Transfer	1,338,532	(3,637,619)

Transfer from Related Plan	—	6,552,985

Net Increase in Net Assets Available for Benefits	1,338,532	2,915,366

Net Assets Available for Benefits at:
Beginning of Year	19,501,678	16,586,312

End of Year	$20,840,210	$19,501,678

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

	(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective September 1, 2007.

Effective January 1, 2008, the Sterling National Bank Subsidiaries 401(k) Plan merged into the Sterling Bancorp/Sterling National Bank 401(k) Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

	(b)	Contributions

Employees are eligible to join the Plan as an active participant for purposes of contributions other than matching contributions on the first day of the month following their date of employment. Participants may contribute a minimum of 1% of salary to the maximum allowable under the Internal Revenue Code regulations, which is $16,500 and $15,500 for the 2009 and 2008 plan year, respectively.

Employees who have attained the age of 50 years may make catch-up contributions of $5,500 and $5,000 for 2009 and 2008, respectively, which increases the maximum allowable contribution to $22,000 and $20,500 in 2009 and 2008, respectively.

Employees hired on or after January 2, 2006 are eligible for matching contributions on the first day of the month after one year of service in which the employee has worked 1,000 or more hours except for employees who are also participants in the Sterling Bancorp/Sterling National Bank Employees’ Retirement Plan.

Participants may elect to change their contributions effective as of the first day of each calendar month. Participants may discontinue their contributions at any time.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(c)	Vesting

Participants are fully vested in their own contributions and earnings. Company’s contributions are vested based on the following schedule:

Years of vesting service	Percent vested

Less than 1 year	—
1 year	33
2 years	66
3 or more years	100

(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Plan’s administrative expenses or future company contributions as further defined by the Plan. The amounts of forfeitures used to reduce Company contributions and pay administrative expenses were approximately $18,400 for the year ended December 31, 2009. In 2008, approximately $24,300 of forfeitures were used to reduce Company contributions. The forfeitures account balance as of December 31, 2009 and 2008 was approximately $330 and $6,700, respectively.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan term may not exceed 30 years. A participant may not have more than one loan outstanding at a time.

(g)	Payments of benefits

A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

	(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	(c)	Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”, (“FASB Codification”) which is effective for reporting periods ending after September 15, 2009. The FASB Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related accounting literature. The FASB Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. The adoption of the FASB Codification did not impact the Plan’s financial position or results of operations.

	(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

As required by the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification, fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement.

This Topic establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Participant loans: Valued at estimated fair value using amortized cost which management believes is an accurate reflection of fair value.

Pooled separate accounts (PSA): Valued at net asset value as reported by the investment manager of the fund.

Guaranteed interest accounts (GIA): Fair value represents the value the Plan would receive if the contract was terminated, which is book value less an early withdrawal charge.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Effective September 2008, the U.S. Property Separate Account is subject to withdrawal limitations due to economic conditions adversely effecting the commercial real estate market in which this separate account invests. As a result, death, disability, retirement and hardship withdrawals are being paid out while requests to transfer out of the separate account, take a loan, or termination distributions are subject to limitations. The related annuity contract allows withdrawal limitation to be applied for up to three years.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Sterling Bancorp Common Stock	$2,827,276	$—	$—	$2,827,276

Guaranteed Interest Accounts	—	—	838,645	838,645

Pooled Separate Accounts
Balanced Asset Allocation - Conservative	—	367,504	—	367,504
Balanced Asset Allocation - Large Blend	—	438,655	—	438,655
Balanced Asset Allocation - Moderate	—	719,509	—	719,509
Balanced Asset Allocation - Retirement Income	—	66,921	—	66,921
Balanced Asset Allocation - Target Date	—	1,818,079	—	1,818,079
Fixed Income - Intermediate Term	—	387,707	—	387,707
Fixed Income - Owned Real Estate	—	—	321,129	321,129
International Equity - Large Cap	—	866,453	—	866,453
International Equity - Small/Mid Cap	—	318,523	—	318,523
Large U.S. Equity - Blend	—	829,496	—	829,496
Large U.S. Equity - Value	—	773,149	—	773,149
Large U.S. Equity - Growth	—	608,469	—	608,469
Small/Mid U.S. Equity - Blend	—	823,019	—	823,019
Small/Mid U.S. Equity - Growth	—	590,974	—	590,974
Small/Mid U.S. Equity - Value	—	395,844	—	395,844
Short-Term Fixed Income	—	3,488,631	—	3,488,631
Other	—	25,059	—	25,059

Total Pooled Separate Accounts	—	12,517,992	321,129	12,839,121

Mutual Funds
Fixed Income	484,062	—	—	484,062
International Equity	299,163	—	—	299,163
Large U.S. Equity - Blend	682,225	—	—	682,225
Large U.S. Equity - Growth	766,233	—	—	766,233
Small/Mid U.S. Equity - Blend	12	—	—	12
Small/Mid U.S. Equity - Growth	581,110	—	—	581,110
Small/Mid U.S. Equity - Value	220,381	—	—	220,381
Other	493,535	—	—	493,535

Total Mutual Funds	3,526,721	—	—	3,526,721

Participant Loans	—	—	704,454	704,454

	$6,353,997	$12,517,992	$1,864,228	$20,736,217

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Common stock	$5,130,162	$—	$—	$5,130,162

Guaranteed interest accounts	—	—	720,081	720,081

Pooled separate accounts	—	10,419,740	414,126	10,833,866

Mutual funds	1,697,466	—	—	1,697,466

Participant Loans	—	—	442,056	442,056

	$6,827,628	$10,419,740	$1,576,263	$18,823,631

Level 3 Summary of Changes

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

Level 3 Assets for year ended December 31, 2009

	January 1, 2009	Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements (Net)	December 31, 2009

Guaranteed Interest Accounts	$720,081	$(8,346)	$126,910	$838,645
Pooled Separate Account	414,126	(136,488)	43,491	321,129
Participant Loans	442,056	—	262,398	704,454

Total	$1,576,263	$(144,834)	$432,799	$1,864,228

Level 3 Assets for year ended December 31, 2008

	January 1, 2008	Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements (Net)	December 31, 2008

Guaranteed Interest Accounts	$736,347	$27,492	$(43,758)	$720,081
Pooled Separate Account	989,417	(66,207)	(509,084)	414,126
Participant Loans	382,345	—	59,711	442,056

Total	$2,108,109	$(38,715)	$(493,131)	$1,576,263

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net depreciation in fair value of investments in the statements of changes in net assets available for benefits.

(e)	Accounting for Uncertainty in Income Taxes

The Income Taxes Topic of the FASB Accounting Standards Codification clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and is effective for fiscal years beginning after December 15, 2008. The Plan adopted the provisions of the Topic and the adoption did not impact the amounts reported in the Plan’s financial statements.

(f)	Payments of Benefits

Benefit payments to participants are recorded when paid.

(g)	Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.

(h)	Reclassifications

Certain amounts in 2008 financial statements have been reclassified to conform with the 2009 presentation.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(3)	Investment Account with Insurance Company

The Plan provides an investment option to invest in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2009 and 2008, the interest rate in the guaranteed interest account was 3.45% and 3.60%, respectively.

(4)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008

Principal Global Investors Money Market Sep Account	$3,488,631	$3,499,702
Sterling Bancorp Common Stock	2,827,276	5,130,162

The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008

Sterling Bancorp Common Stock	$(2,504,629)	$195,249
Mutual Funds	752,156	(1,300,415)
Pooled Separate Accounts	1,558,793	(3,793,095)
Guaranteed Interest Accounts	(8,346)	1,336

	$(202,026)	$(4,896,925)

Dividends from Sterling Bancorp Common Stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the tax determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During the Plan years 2002 through 2008, the operation of the Plan was based on incorrectly determined eligible compensation. To correct this operational defect, Management had estimated that an additional contribution of approximately $671,000 was required to be made to the Plan by the Company and was reflected as an employer contribution receivable within the Plan’s statement of net assets available for benefits as of December 31, 2008. During 2009 the Company finalized the calculation and contributed $643,640 for the correction. The Company believes that the operational defect has been properly corrected by making the Plan whole.

(8)	Parties-in-interest Transactions

Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Principal. Principal is the record keeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan offers as one of the investments, the common stock of Sterling Bancorp, the Plan Sponsor. Sterling Bancorp is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(9)	Transfer from Related Plan

Effective January 1, 2008, participant balances of Sterling National Bank Subsidiaries 401(k) Plan (the “Sub Plan”) were transferred into the Plan. Sterling National Bank Subsidiaries 401(k) Plan covered all eligible employees of Sterling National Mortgage Co., Inc. and Sterling Resource Funding Corp. All participants of the Sub Plan received past service credits for purposes of eligibility, vesting and employer matching contribution under the Plan.

(10)	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-l of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

(11)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$20,840,210	$19,501,678

Employer contribution receivable	—	(671,000)
Participant loan amounts deemed distributed for tax purposes	(4,055)	(3,700)

Net assets available for benefits per the Form 5500	$20,836,155	$18,826,978

The following is a reconciliation of net increase (decrease) in net assets available for benefits prior to transfer from related plan per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008

Net increase (decrease) in net assets available for benefits prior to transfer from related plan per the financial statements	$1,338,532	$(3,637,619)

Employer contribution receivable	671,000	(671,000)
Change in participant loan amounts deemed distributed for tax purposes	(355)	(3,700)
Life insurance cash surrender value	—	(4,190)

Net increase (decrease) in net assets available for benefits prior to transfer from related plan per Form 5500	$2,009,177	$(4,316,509)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(12)	Subsequent Events

Effective January 1, 2010, the Plan was amended with respect to its provisions for employer matching contributions. Plan participants are eligible for matching contribution on the first payroll period following their completion of six months of service. The matching contributions will be made and allocated to participant accounts on the last day of the Plan year. Eligible employees who are Plan participants on the last day of the year and those who participated during the year but reached age 65, became disabled or died during the year, will receive the matching contribution.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issuer, borrower or similar party	(c) Description of investment	Shares/Units/ Rates of Interest	(e) Current value

*	Sterling Bancorp	Common Stock	395,976.9636	$2,827,276

	Guaranteed Interest Accounts, at Fair Value
*	Principal Mutual Life Insurance Company:
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/09	3.3%	85,852
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/10	4.0%	183,396
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/11	4.0%	171,377
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/12	3.8%	190,807
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/13	2.2%	207,213

	Total Guaranteed Interest Accounts			838,645

	Pooled Separate Accounts, at Fair Value
*	Principal Global Investors	Money Market Sep Acct	68,403.8577	3,488,631
*	Principal Global Investors	Diversified Intl Sep Acct	17,047.7287	866,453
*	Principal Global Investors	Lg Cap S&P 500 Index Sep Acct	18,292.8268	829,496
	Alliance Bernstein/Westwood	Large Cap Value III Sep Acct	68,000.6702	773,149
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2030 Sep Acct.	50,401.0185	706,889
	Russell Investment Group	Russ Life Bal Str Sep Acct	40,079.0363	619,587
	Columbus Circle Investors	Large Cap Growth Sep Acct	28,453.3261	608,469
*	Principal Global Investors	Mid Cap Blend Sep Acct	6,400.5304	435,311
*	Principal Global Investors	Small Cap Blend Sep Acct	6,300.7203	387,708
*	Principal Global Investors	Bond and Mtg Sep Acct	460.5150	387,707
	Goldman Sachs/LA Capital Mgmt	Mid Cap Value I Sep Acct	12,881.9491	382,721
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2010 Sep Acct.	27,343.6307	379,355
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2020 Sep Acct.	24,485.5983	350,139
	Alliance Bernstein/CCI	Small Cap Growth I Sep Acct	38,836.1221	346,513
*	Principal Financial Advisors	Stock Emphasis Bal Sep Acct	13,077.6135	339,791
*	Principal Real Estate Inv.	U.S. Property Sep Acct	748.7823	321,129
*	Principal Global Investors/Dfa	Intl Small Cap Sep Acct	5,943.1324	318,523
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2040 Sep Acct.	20,489.8868	287,027
	Russell Investment Group	Russ Life Con Str Sep Acct	15,722.2875	248,102
	Emerald/Essex	Small Cap Growth II Sep Acct	19,595.1844	175,891
	Russell Investment Group	Russ Life Mod Str Sep Acct	7,667.3462	119,402
	Russell Investment Group	Russ Life Grw Str Sep Acct	7,080.9521	99,922
	Russell Investment Group	Russ Life Eq Growth St Sep Acct	7,608.2142	98,864
*	Prin Mgmt Corp/Prin Global Inv.	Principal Lifetm 2050 Sep Acct	7,043.4389	94,669
	Turner/Mellon/Jacobs Levy	Mid Cap Growth III Sep Acct	5,529.3051	68,570
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm Str Inc. Sep. Acct	4,867.8824	66,921
*	Principal Global Investors/DFA	Principal Financial Grp In Stk Sep Acct	1,754.8024	25,059
	DFA/Vaughan Nelson/LA Capital	Small Cap Value II Sep. Acct	1,153.8034	13,123

	Total Pooled Separate Accounts			$12,839,121

See report of registered public accounting firm

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

December 31, 2009

(a)	(b) Identity of issuer, borrower or similar party	(c) Description of investment	Shares/Units/ Rates of Interest	(e) Current value

	Mutual Funds, at Fair Value
	Capital Research and Mgmt Co.	Am Fds Grth Fd of Am R3 Fd	28,452.7560	$766,233
	Capital Research and Mgmt Co	Am Funds Fdmntl Inv. R3 Fund	19,979.8972	652,743
	American Century Inv. Mgmt.	Am Cent Heritage A Fund	35,924.3085	560,060
	Fidelity Management and Research	Fidelity Advisor Govt Income T Fund	46,544.4356	484,062
	Fidelity Management and Research	Fidelity Adv. Technology T. Fund	15,651.9740	300,987
	Capital Research and Mgmt Co.	Am Fds Europacific Grth R3 Fd	7,939.5780	299,163
	American Century Inv. Mgmt.	Am Cent Sm Cap Val Adv Fund	30,189.2027	220,381
	MFS Investment Management	MFS Utilities A Fund	12,888.0535	192,548
	Neuberger Berman Mgmt. Inc.	Neub Berm Soc Resp Tr Fund	2,067.4376	29,482
	American Century Inv. Mgmt.	Am Cent Vista Advisor Fund	1,608.0787	21,050
	Fidelity Management and Research	Fidelity Adv Small Cap T Fund	0.5411	12

	Total Mutual Funds			3,526,721

*	Participant Loans	Interest rates range from 5.25% to 10.25% with maturities ranging from 1 year to 29 years		704,454

				$20,736,217

*Party-in-interest as defined by ERISA.

See report of registered public accounting firm

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4a Form 5500 – Schedule of Delinquent Participant Contributions

December 31, 2009

				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$110	—	$110	—	—

See report of registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING
NATIONAL BANK 401(k) PLAN

Date: June 29, 2010	By:	/s/ Mindy Stern

Mindy Stern
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Exhibit Number	Description	Filed Herewith	Sequential Page No.

23.1	Consent of Independent Registered Public Accounting Firm- Amper, Politziner & Mattia, LLP	X